SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

BAIN CAPITAL SPECIALTY FINANCE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05684B107
(CUSIP Number)

Michael Treisman Bain Capital Specialty Finance, Inc. 200 Clarendon Street, 37th Floor Boston, Massachusetts 02116 (617) 516-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05684B107	SCHEDULE 13D	Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS
Bain Capital Credit Member, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
10,610,305.90

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
10,610,305.90

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,610,305.90

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)
Based on 51,649,812.27 shares of common stock, par value $0.001 (“Common Stock”), outstanding as of May 8, 2019, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on May 8, 2019.

CUSIP No. 05684B107	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
BCSF Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,914,053.23

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
1,914,053.23

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,914,053.23

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 51,649,812.27 shares of Common Stock outstanding as of May 8, 2019, as disclosed in the Form 10-Q filed by the Issuer with the SEC on May 8, 2019.

CUSIP No. 05684B107	SCHEDULE 13D	Page 3 of 4 Pages

1	NAMES OF REPORTING PERSONS
Bain Capital Distressed and Special Situations 2016 (F), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
7,293,065.48

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
7,293,065.48

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,293,065.48

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 51,649,812.27 shares of Common Stock outstanding as of May 8, 2019, as disclosed in the Form 10-Q filed by the Issuer with the SEC on May 8, 2019.

CUSIP No. 05684B107	SCHEDULE 13D	Page 4 of 4 Pages

1	NAMES OF REPORTING PERSONS
Bain Capital Credit Holdings (MRF), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,403,187.19

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
1,403,187.19

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,403,187.19

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 51,649,812.27 shares of Common Stock outstanding as of May 8, 2019, as disclosed in the Form 10-Q filed by the Issuer with the SEC on May 8, 2019.

EXPLANATORY NOTE

This Amendment No. 6 to the statement on Schedule 13D (this “Amendment No. 6”) amends the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on October 18, 2016, as further amended by the Amendment No. 1 to Schedule 13D filed on January 24, 2017, the Amendment No. 2 to Schedule 13D filed on February 17, 2017, the Amendment No. 3 to Schedule 13D filed on June 27, 2017, the Amendment No. 4 to Schedule 13D filed on January 18, 2018 and the Amendment No. 5 to Schedule 13D filed on November 19, 2018 (as so amended, the “Schedule 13D”), relating to the Common Stock, $0.001 par value per share (“Common Stock”), of Bain Capital Specialty Finance, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein in this Amendment No. 6 shall have the meanings ascribed to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On May 14 and 15, 2019, BCSF Holdings LP distributed 6,544,098.85 shares of Common Stock and 2,176,110.71 shares of Common Stock, respectively, in both instances for no consideration, to certain of its limited partners (the “May 14–15, 2019 Distributions”).  The reduction in the Reporting Persons’ beneficial ownership as reported in this Amendment No. 6 to the Schedule 13D resulted solely from the May 14–15, 2019 Distributions.  Within the next few weeks, BCSF Holdings LP expects to distribute (the “Subsequent Distributions”) an additional 1,914,053.23 shares of Common Stock, for no consideration, to certain of its limited partners.  Following the Subsequent Distributions, BCSF Holdings LP will cease to beneficially own any shares of the Issuer’s Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) and (b)	The information set forth in Rows 7 through 13 of the cover pages to this Amendment No. 6 to the Schedule 13D is hereby incorporated herein by reference for each Reporting Person.

(c)
Except for the May 14–15, 2019 Distributions described in this Amendment No. 6 to the Schedule 13D, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: May 15, 2019
BAIN CAPITAL CREDIT MEMBER, LLC

By:	/s/ Andrew Viens
	Name:	Andrew Viens
	Title:	Executive Vice President

BCSF HOLDINGS, LP

By:	BCSF Holdings Investors, L.P., its General Partner

By:	Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew Viens
	Name:	Andrew Viens
	Title:	Executive Vice President

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F), L.P.

By:	Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., its General Partner

By:	Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew Viens
	Name:	Andrew Viens
	Title:	Executive Vice President

BAIN CAPITAL CREDIT HOLDINGS (MRF), L.P.

By:	Bain Capital Credit Holdings Investors (MRF), LP, its General Partner

By:	Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew Viens
	Name:	Andrew Viens
	Title:	Executive Vice President